                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998

                          Commission File Number 1-1969

         COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                            (Full title of the Plan)

                              CERIDIAN CORPORATION
                            (A Delaware Corporation)
                             8100 34th Avenue South
                              Minneapolis, MN 55425

                    (Name and address of principal executive
                   office of the issuer of the securities held
                              pursuant to the Plan)

                  IRS Employer Identification Number 52-0278528

                          COMDATA HOLDINGS CORPORATION

                       401(K) SAVINGS AND RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT                                                 2

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits with Fund Information
      as of December 31, 1998                                                3

   Statement of Net Assets Available for Benefits with Fund Information
      as of December 31, 1997                                                4

   Statement of Changes in Net Assets Available for Benefits with Fund
      Information for the Year Ended December 31, 1998                       5

NOTES TO FINANCIAL STATEMENTS                                                6

SUPPLEMENTAL SCHEDULES

   Schedule I:    Item 27a - Schedule of Assets Held for Investment
                  Purposes-December 31, 1998                                11

   Schedule II:   Item 27d - Schedule of Reportable Transactions for the
                  Year Ended December 31, 1998                              12

SIGNATURE                                                                   13

EXHIBITS

   Exhibit Index                                                            14

   Exhibit 23.01 - Consent of Independent Auditors                          15

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and
the Board of Directors of
Comdata Holdings Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 14, 1999

         COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1998

                                                                    MONEY       ASSET
                                                       EQUITY       MARKET    MANAGEMENT
                                       STOCK FUND    INDEX FUND      FUND        FUND       BOND FUND    LOAN FUND    TOTAL FUNDS
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------
Investments
  Ceridian Corporation Common Stock    $4,938,307    $             $          $              $           $            $ 4,938,307
  Bankers Trust Funds                                 3,315,547     402,967    2,005,086      681,452                   6,405,052
  Loans Receivable from Participants                                                                      145,806         145,806
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------
Total Investments                       4,938,307     3,315,547     402,967    2,005,086      681,452     145,806      11,489,165
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------

Receivables
  Employer Contributions                       --                                                                              --
  Employee Contributions                       --            --          --           --           --          --              --
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------
Total Receivables                              --            --          --           --           --          --              --
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------

Total Assets                            4,938,307     3,315,547     402,967    2,005,086      681,452     145,806      11,489,165

Employee Contributions Refundable              --            --          --           --           --                          --

                                       ----------    ----------    -------    ----------    ---------    ---------    -----------
Net Assets Available for Benefits      $4,938,307    $3,315,547    $402,967   $2,005,086     $681,452    $145,806     $11,489,165
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------
                                       ----------    ----------    -------    ----------    ---------    ---------    -----------

See accompanying notes to financial statements.

         COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                                   MONEY        ASSET
                                                      EQUITY       MARKET     MANAGEMENT
                                       STOCK FUND   INDEX FUND      FUND         FUND      BOND FUND   LOAN FUND   TOTAL FUNDS
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
Investments
  Ceridian Corporation Common Stock    $4,272,951   $            $            $            $           $           $ 4,272,951
  Bankers Trust Funds                                2,890,732      465,944    2,126,500    677,789                  6,160,965
  Loans Receivable from Participants                                                                    177,826        177,826
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
Total Investments                       4,272,951    2,890,732      465,944    2,126,500    677,789     177,826     10,611,742
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------

Receivables
  Employer Contributions                       --                                                                           --
  Employee Contributions                       --           --           --           --         --                         --
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
Total Receivables                              --           --           --           --         --          --             --
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------

Total Assets                            4,272,951    2,890,732      465,944    2,126,500    677,789     177,826     10,611,742

Employee Contributions Refundable              --           --           --           --         --                         --

                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
Net Assets Available for Benefits      $4,272,951   $2,890,732   $  465,944   $2,126,500   $677,789    $177,826    $10,611,742
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------

See accompanying notes to financial statements.

         COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                   MONEY        ASSET
                                                      EQUITY       MARKET     MANAGEMENT
                                       STOCK FUND   INDEX FUND      FUND         FUND      BOND FUND   LOAN FUND   TOTAL FUNDS
                                       ----------   ----------   ----------   ----------   ---------   ---------   -----------
Participant Contributions              $       --   $       --    $     --    $       --    $     --    $          $        --
Employer Contributions                         --                                                                           --
Net Change in Fair Value
  Including Realized Gain (Loss)
                                        1,853,036      782,103                   364,181      54,705                 3,054,025
Investment Income                              --          121      24,717            66          18      12,601        37,523
                                       ----------   ----------    --------    ----------    --------    --------   -----------

Total Additions                         1,853,036      782,224      24,717       364,247      54,723      12,601     3,091,548

Withdrawals by Participants             1,017,226      569,737      60,421       466,014      76,937      24,305     2,214,640
                                       ----------   ----------    --------    ----------    --------    --------   -----------

Net Increase (Decrease) Prior
  to Transfers                            835,810      212,487     (35,704)     (101,767)    (22,214)    (11,704)      876,908
Net Transfers From Other Plans                 --           --         515            --          --                       515
Interfund Transfers                      (170,454)     212,328     (27,788)      (19,647)     25,877     (20,316)           --
                                       ----------   ----------    --------    ----------    --------    --------   -----------
Increase (Decrease) in Net Assets
     Available for Benefits               665,356      424,815     (62,977)     (121,414)      3,663     (32,020)      877,423

Net Assets Available for Benefits:
Beginning of Year                       4,272,951    2,890,732     465,944     2,126,500     677,789     177,826    10,611,742
                                       ----------   ----------    --------    ----------    --------    --------   -----------

End of Year                            $4,938,307   $3,315,547    $402,967    $2,005,086    $681,452    $145,806   $11,489,165
                                       ----------   ----------    --------    ----------    --------    --------   -----------
                                       ----------   ----------    --------    ----------    --------    --------   -----------

See accompanying notes to financial statements.

                          COMDATA HOLDINGS CORPORATION

                       401(K) SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.    PLAN DESCRIPTION

      The following description of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      PURPOSE OF THE PLAN

      The Plan is a defined contribution plan established January 1, 1988 to provide retirement benefits for employees of Comdata Network, Inc. ("Comdata"), which is a wholly owned subsidiary of Ceridian Corporation ("Ceridian"), and Comdata's U.S. subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PLAN SUCCESSION

      Effective June 1, 1999, the Plan Administrator transferred the net assets available for benefit of participants of the Plan to the Ceridian Corporation Savings and Investment Plan (the "SIP"), previously designated as the successor plan, and merged the two plans. Plan participants became eligible to participate in the SIP as of January 1, 1997.

      VESTING

      Participants are fully vested in their contributions to the Plan and the earnings thereon. Vesting in employer contributions begins after one year of service, as defined, at a rate of 20% annually. The participant is fully vested after five years. In the event of death or disability, a participant becomes 100% vested and the balance will be paid to the participant or beneficiary.

      The part of the participant's account that is not vested is forfeited at the end of the plan year in which the participant receives the balance of the vested account. If the participant's account is left in the Plan, the nonvested part will be forfeited at the end of the plan year in which the participant has five consecutive one-year breaks in employment. Forfeitures are used to reduce future employer contributions.

      BENEFITS

      Upon termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary may elect to receive an amount equal to the value of the vested interest in the participant's account. Additionally, participants or their designated beneficiaries may withdraw their vested account balances at any time on or after the age of 59 1/2. Under the Plan, participants may chose among various forms of payment: lump-sum (in cash and/or stock), time period installments or level dollar installments. The installment forms of payment are limited to a twenty year period with periodic payments not less than $50 each.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income.

      INVESTMENT OPTIONS

      The Plan provides five investment funds for the remaining participant accounts, one of which is a Stock Fund that invests in Ceridian common stock and the other four are bank pooled funds managed by Bankers Trust of New York. Participants may change their investment elections quarterly. Under the Plan, employer matching contributions have been invested only in the Stock Fund. A description of each investment option is provided below.

          Stock Fund                This fund invests in shares of Ceridian
                                    common stock.

          Equity Index Fund         This fund invests principally in a portfolio
                                    of common stock constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 composite stock price index.

          Money Market Fund         This fund invests primarily in income
                                    producing short-term investments.

          Asset Management Fund     This fund is comprised of an actively
                                    managed, diversified portfolio that invests in three broad categories: equities, money market instruments, and other fixed income obligations.

          Bond Fund                 This fund invests in a diversified portfolio
                                    of foreign and domestic fixed income
                                    securities.

      LOANS TO PARTICIPANTS

      Under the Plan, loans to participants may be granted only for reasons of hardship, as defined. The amount of any loan is limited to the lesser of
      (1) 50% of the participant's vested account balance less the amount of any other loans then outstanding, or (2) $50,000 less the amount of the highest loan balance outstanding during the twelve month period that ends the day before the loan is made. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over periods not to exceed five years. The interest rate is determined by the Plan Administrator based on prevailing market conditions. Therefore, loans made at different times may bear different rates of interest due to changes in commercial interest rates.

      TRUSTEE

      The assets of the Plan are administered under the terms of a trust agreement between Comdata and Bankers Trust of New York (the "Trustee").

      PLAN TERMINATION

      Comdata has the right under the Plan Agreement to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan terminates, participants become vested in their accounts.
      Also, see "Plan Succession" above.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING AND USE OF ESTIMATES

      Financial statements of the Plan are presented on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Cash equivalents are stated at cost which approximates market value while marketable securities are recorded at market value, as established by the Trustee.

      ADMINISTRATIVE EXPENSES

      Administrative expenses of the Plan are paid by the Company.

3.    INVESTMENTS

      Investments are stated at their approximate fair value. Investments in Ceridian's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in the bank pooled funds are valued using daily net asset value calculations performed by the funds. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

      The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 and 1997:

                                         1998            1997
                                         ----            ----
      Stock Fund                       $ 4,938,307     $ 4,272,951
      Equity Index Fund                  3,315,547       2,890,732
      Asset Management Fund              2,005,086       2,126,500
      Bond Fund                            681,452         677,789

4.    TAX STATUS

      The Plan is qualified under the IRC as exempt from federal income taxes. Effective July 1, 1993, the Plan was restated to incorporate the latest Plan amendments and to conform with the Tax Reform Act of 1986. The Plan, as restated, has received a favorable determination letter dated December 8, 1994. The Plan Administrator and legal counsel believe the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.     NUMBER OF PARTICIPANTS

      The number of participants in each investment program as of December 31, 1998 and 1997 is as follows:

                                                    1998           1997
                                                    ----           ----
            Stock Fund                               605            731
            Equity Index Fund                        472            565
            Money Market Fund                        190            236
            Asset Management Fund                    427            518
            Bond Fund                                270            315

       The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

6.     PARTIES-IN-INTEREST

       Bankers Trust of New York, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

       Ceridian, as owner of 100% of the common stock of Comdata, is a party-in-interest with respect to the Plan. In the opinion of Ceridian, transactions between the Plan and Ceridian, if any, are exempt from being considered as prohibited transactions under ERISA section 408(b).

                                                                     SCHEDULE I
                          COMDATA HOLDINGS CORPORATION

                       401(K) SAVINGS AND RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                      DESCRIPTION OF INVESTMENT
                                      INCLUDING MATURITY DATE,
   IDENTITY OF ISSUER, BORROWER,      RATE OF INTEREST, COLLATERAL,                         CURRENT
     LESSOR, OR SIMILAR PARTY         PAR OR MATURITY VALUE                   COST           VALUE
   -----------------------------      ------------------------------        ----------    -----------
*  Ceridian Corporation               Common stock                          $1,666,577    $ 4,938,307

*  Bankers Trust                      Equity Index Fund                      1,588,428      3,315,547

*  Bankers Trust                      Money Market Fund                        402,967        402,967

*  Bankers Trust                      Asset Management Fund                  1,086,112      2,005,086

*  Bankers Trust                      Bond Fund                                643,285        681,452

   Various plan participants          Participant loans - payable
                                        up to five years, interest
                                        rates ranging from 7.0% to
                                        10.0%
                                                                               145,806        145,806
                                                                            ----------    -----------
                                           Total assets held for
                                             investment purposes            $5,533,175    $11,489,165
                                                                            ----------    -----------
                                                                            ----------    -----------

* Represents a party-in-interest.


See Independent Auditors' Report.

                                                                    Schedule II


                          COMDATA HOLDINGS CORPORATION

                       401(K) SAVINGS AND RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

     Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                        at the Beginning of the Plan Year

                          Year Ended December 31, 1998

    Identity of Party                          *Total            *Total
        Involved/                           Dollar Value      Dollar Value      Net Gain
  Description of Asset                      of Purchases        of Sales        or (Loss)
  --------------------                      ------------      ------------      ---------
BT Pyramid Equity Index Fund**                $304,309         $  661,605       $311,509
   (Equity Index Fund)

BT Pyramid Asset Management Fund**              23,623            509,228        209,799
   (Asset Management Fund)

BT Pyramid Discretionary Cash Fund**           847,111            913,272             --
   (All Funds)

BT Pyramid Short & Inter Bond Fund**
   (Bond Fund)                                 696,534            747,577        146,419

Stock Fund***                                   83,423          1,268,996        729,459

  *Information on total number of purchases and total number of sales is not readily available from the Plan's trustee.

 **Since these transactions are with Bankers Trust of New York, the Plan's trustee, they are with a party-in-interest.

***Since these transactions are with Ceridian, owner of 100% of the common stock of Comdata, they are with a party-in-interest.


See Independent Auditors' Report

                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  COMDATA HOLDINGS CORPORATION
                                  401(K) SAVINGS AND RETIREMENT PLAN

                             By:  Comdata Holdings Corporation, Plan
                                  Administrator


    Date: June 28, 1999           By:  /s/Russ Follis
                                       ------------------------------
                                  Russ Follis
                                  Senior Vice President, Human Resources and
                                  Administration

                                 EXHIBIT INDEX

   Exhibit                  Description                     Code
   -------                  -----------                     ----
    23.01          Consent of Independent Auditors           E



   Legend:  (E)  Electronic Filing